SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 4)(1)

                                 S1 Corporation
                                ----------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                    78463B101
                                 --------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 1, 2006
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 48 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78463B101                    13D                    Page 2 of 48 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     3,797,693
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            3,797,693
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,797,693
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                    Page 3 of 48 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      PARCHE, LLC 20-0870632
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     932,244
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            932,244
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      932,244
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                    Page 4 of 48 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      RCG AMBROSE MASTER FUND, LTD.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     128,674
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            128,674
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      128,674
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                    Page 5 of 48 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      RCG HALIFAX FUND, LTD.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     133,919
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            133,919
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      133,919
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page  6 of 48 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      RAMIUS MASTER FUND, LTD.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     569,905
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            569,905
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      569,905
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                    Page 7 of 48 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      RAMIUS FUND III, LTD
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     33,055
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            33,055
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      33,055
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                    Page 8 of 48 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ADMIRAL ADVISORS, LLC 37-1484525
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     4,729,937
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            4,729,937
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,729,937
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IA, OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                    Page 9 of 48 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      RAMIUS ADVISORS, LLC 13-3954331
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     602,960
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            602,960
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      602,960
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IA, OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 10 of 48 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      RAMIUS CAPITAL GROUP, L.L.C. 13-3937658
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     5,595,490
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            5,595,490
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,595,490
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IA, OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 11 of 48 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      C4S & CO., L.L.C. 13-3946794
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     5,595,490
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            5,595,490
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,595,490
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 12 of 48 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      PETER A. COHEN
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     -0-
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        5,595,490
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            -0-
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     5,595,490
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,595,490
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 13 of 48 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      MORGAN B. STARK
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     -0-
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        5,595,490
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            -0-
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     5,595,490
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,595,490
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 14 of 48 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      JEFFREY M. SOLOMON
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     -0-
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        5,595,490
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            -0-
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     5,595,490
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,595,490
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 15 of 48 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      THOMAS W. STRAUSS
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     -0-
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        5,595,490
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            -0-
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     5,595,490
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,595,490
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 16 of 48 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      BARINGTON COMPANIES EQUITY PARTNERS, L.P. 13-4088890
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     335,877
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            335,877
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      335,877
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 17 of 48 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      BARINGTON COMPANIES INVESTORS, LLC 13-4126527
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     335,877
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            335,877
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      335,877
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 18 of 48 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      BARINGTON COMPANIES OFFSHORE FUND, LTD. (BVI)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     508,515
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            508,515
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      508,515
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 19 of 48 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      BARINGTON INVESTMENTS, L.P. 20-2871525
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     119,582
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            119,582
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      119,582
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 20 of 48 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      BARINGTON COMPANIES ADVISORS, LLC 20-0327470
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     628,097
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            628,097
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      628,097
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IA, OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 21 of 48 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      BARINGTON CAPITAL GROUP, L.P. 13-3635132
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     963,974
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            963,974
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      963,974
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 22 of 48 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      LNA CAPITAL CORP. 13-3635168
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     963,974
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            963,974
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      963,974
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 23 of 48 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      JAMES MITAROTONDA
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     963,974
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            963,974
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      963,974
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 24 of 48 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ARCADIA PARTNERS, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     75,000
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            75,000
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      75,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 25 of 48 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ARCADIA CAPITAL MANAGEMENT, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     75,000
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            75,000
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      75,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 26 of 48 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      RICHARD ROFE
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     80,000
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            80,000
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      80,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 27 of 48 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      JEFFREY C. SMITH
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     - 0 -
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            - 0 -
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      - 0 -
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 28 of 48 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      JEFFREY D. GLIDDEN
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     - 0 -
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            - 0 -
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      - 0 -
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 29 of 48 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      WILLIAM J. FOX
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     - 0 -
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            - 0 -
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      - 0 -
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 30 of 48 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      EDWARD TERINO
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     - 0 -
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            - 0 -
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      - 0 -
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 31 of 48 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      JOHN MUTCH
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     - 0 -
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            - 0 -
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      - 0 -
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78463B101                    13D                   Page 32 of 48 Pages

      The following constitutes Amendment No. 4 ("Amendment No. 4") to the
Schedule 13D filed by the undersigned. This Amendment No. 4 amends the Schedule 13D as specifically set forth.

      Item 2 is hereby amended to add the following:

            In connection with the Settlement Agreement described and defined in
Item 4, Starboard rescinded its nominations of Messrs. Smith, Fox, Terino, Mutch, Rofe and Glidden for election at the 2006 Annual Meeting (the "Annual Meeting"). Pursuant to the Settlement Agreement, the Issuer agreed to fix the size of the Issuer's Board at seven and to appoint Mr. Smith to the Board in the class of directors whose term expires at the 2008 annual meeting of stockholders. Accordingly, Messrs. Fox, Terino, Mutch, Rofe and Glidden are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Statement. Arcadia Partners and Arcadia Capital shall also cease to be Reporting Persons upon the filing of this Statement. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

            Ramius Fund III, Ltd ("Ramius Fund III") is hereby added as a Reporting Person to the Schedule 13D. Ramius Fund III is an exempted company organized under the laws of the Cayman Islands formed to be a private investment fund. The address of the principal business and principal office of Ramius Fund III is c/o Citco Fund Services (Cayman Islands) Limited, Corporate Center, West Bay Road, Grand Cayman, Cayman Islands, British West Indies. The officers and directors of Ramius Fund III and their respective principal occupations and business addresses are set forth on Schedule B and are incorporated by reference in this Item 2. Ramius Advisors serves as the investment manager for Ramius Fund III.

      The first paragraph of Item 3 is hereby amended and restated as follows:

            The Shares purchased by Starboard, Parche, RCG Ambrose, RCG Halifax, Ramius Master, Ramius Fund III, Barington Companies Equity, Barington Companies Offshore and Barington Investments were purchased with the working capital of such entities (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase cost of the 5,495,490 Shares beneficially owned in the aggregate by Starboard, Parche, RCG Ambrose, RCG Halifax, Ramius Master and Ramius Fund III is approximately $24,240,520.93, including brokerage commissions. The aggregate purchase cost of the 963,974 Shares beneficially owned in the aggregate by Barington Companies Equity, Barington Companies Offshore and Barington Investments is approximately $4,074,830.64, including brokerage commissions. The aggregate purchase cost of the 75,000 Shares beneficially owned in the aggregate by Arcadia Partners and Arcadia Capital is approximately $309,750, including brokerage commissions. The aggregate purchase cost of the 5,000 Shares owned personally by Mr. Rofe and purchased with Mr. Rofe's personal funds is approximately $8,829.94.

CUSIP No. 78463B101                    13D                   Page 33 of 48 Pages

      Item 4 is hereby amended to add the following:

            On May 3, 2006, the Reporting Persons and the Issuer (together, the "Parties") entered into a Settlement Agreement (the "Settlement Agreement"), a copy of which is attached hereto as Exhibit 12 and is incorporated herein by reference. Pursuant to the Settlement Agreement, Starboard agreed to rescind (i) notice of its intention to nominate Messrs Smith, Fox, Terino, Mutch, Rofe and Glidden for director at the Annual Meeting, (ii) notice of its intention to propose any other matters to come before the stockholders at the Annual Meeting and (iii) its demand to inspect certain records and lists regarding the Issuer's stockholders and certain other documents. Each Reporting Person also agreed to support the election of the persons nominated by the Board of Directors to stand for election at the Annual Meeting (the "Board Nominees") and to vote all Shares beneficially owned by the Reporting Persons in favor of the Board Nominees.

            The Issuer agreed that no later than the first business day after the execution of the Settlement Agreement the Issuer's Board shall meet (the "Board Meeting"), at which time it shall (i) fix the size of the Board of Directors at seven directors, (ii) appoint Mr. Smith to the Board in the class whose term expires at the 2008 annual meeting of stockholders, (iii) set a record date for 21 business days after the date of the Board Meeting for the Annual Meeting that will be held on or about June 30, 2006 and (iv) adopt an amendment to the Issuer's Amended and Restated Bylaws (the "Bylaws") to return the ability of stockholders holding at least one-tenth of the outstanding common stock of the Issuer to call a special meeting of stockholders. The Issuer further agreed that at the Board Meeting it shall immediately take all necessary and advisable actions to explore strategic alternatives available to the Issuer to maximize stockholder value, including instructing Friedman, Billings, Ramsey Group Inc. to take all appropriate steps to advise on strategic alternatives available to the Issuer. In the event a committee of the Issuer's Board takes responsibility for such exploration of strategic alternatives or related process, the Issuer agreed that such committee shall include Mr. Smith. From the date of the execution of the Settlement Agreement through September 30, 2006, the Issuer agreed that it will not (i) bring any proposals to the stockholders other than the election of the Board Nominees at the Annual Meeting and any other proposals which may be necessary in furtherance of any strategic alternative, (ii) take any action to amend the Issuer's Bylaws other than the bylaw amendment to allow stockholders to call special meetings or (iii) take any action to increase the size of the Board beyond seven members.

            The Reporting Persons agreed not to (i) solicit authority, directly or indirectly, from any stockholder of the Issuer to elect or vote for any candidate or candidates for election to the Board at the Annual Meeting other than the Board Nominees, (ii) present for consideration any candidates other than the Board Nominees in connection with the Annual Meeting, or any proposal for any action other than proposals or action which are made by the Board or
(iii) engage in any campaign or efforts to have votes withheld from or otherwise campaign against any of the Board Nominees in connection with the Annual Meeting. From the date of the execution of the Settlement Agreement through and including September 30, 2006, the Reporting Persons further agreed not to (i) engage in any solicitation of proxies or consents, seek to advise, encourage or influence any person with respect to the voting of any securities of the Issuer, except in support of Board-approved proposals, (ii) initiate, propose or otherwise solicit stockholders of the Issuer for the approval of, stockholder proposals, (iii) induce or attempt to induce any other person to initiate any

CUSIP No. 78463B101                    13D                   Page 34 of 48 Pages

such stockholder proposal or any attempt to call a special meeting of stockholders or (iv) form, join or in any way participate in any "group" with respect to any voting securities, other than a "group" that includes all or some lesser number of the persons identified as part of the Ramius Group as of the date hereof.

            In accordance with the Settlement Agreement, the Issuer issued on May 3, 2006 a press release announcing the execution of the Settlement Agreement, the form of which is attached hereto as Exhibit 13 and is incorporated herein by reference.

            No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above or Mr. Smith in his capacity as a director in carrying out his fiduciary duties to the Issuer.

      Item 5 is hereby amended and restated as follows:

            The aggregate percentage of Shares reported owned by each person named herein is based upon 70,503,355 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Preliminary Proxy Statement filed on Form PREC 14A with the Securities and Exchange Commission on April 11, 2006.

A. Starboard

      (a)   As of May 3, 2006, Starboard beneficially owned 3,797,693 Shares.

            Percentage: Approximately 5.4%

      (b)   1. Sole power to vote or direct vote: 3,797,693
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 3,797,693
            4. Shared power to dispose or direct the disposition: 0

      (c)   Starboard has not acquired Shares since April 24, 2006.

B. Parche

      (a)   As of May 3, 2006, Parche beneficially owned 932,244 Shares.

            Percentage: Approximately 1.3%

      (b)   1. Sole power to vote or direct vote: 932,244
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 932,244
            4. Shared power to dispose or direct the disposition: 0

      (c)   Parche has not acquired Shares since April 24, 2006.

CUSIP No. 78463B101                    13D                   Page 35 of 48 Pages

C. RCG Ambrose

      (a)   As of May 3, 2006, RCG Ambrose beneficially owned 128,674 Shares.

            Percentage: Less than 1%

      (b)   1. Sole power to vote or direct vote: 128,674
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 128,674
            4. Shared power to dispose or direct the disposition: 0

      (c)   RCG Ambrose has not acquired Shares since April 24, 2006.

D. RCG Halifax

      (a)   As of May 3, 2006, RCG Halifax beneficially owned 133,919 Shares.

            Percentage: Less than 1%

      (b)   1. Sole power to vote or direct vote: 133,919
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 133,919
            4. Shared power to dispose or direct the disposition: 0

      (c)   RCG Halifax has not acquired Shares since April 24, 2006.

E. Ramius Master

      (a)   As of May 3, 2006, Ramius Master beneficially owned 569,905 Shares.

            Percentage: Less than 1%

      (b)   1. Sole power to vote or direct vote: 569,905
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 569,905
            4. Shared power to dispose or direct the disposition: 0

      (c) Transactions in the Shares by Ramius Master since April 24, 2006 are set forth in Schedule A and are incorporated by reference.

F. Ramius Fund III

      (a)   As of May 3, 2006, Ramius Fund III beneficially owned 33,055 Shares.

            Percentage: Less than 1%

      (b)   1. Sole power to vote or direct vote: 33,055

CUSIP No. 78463B101                    13D                   Page 36 of 48 Pages

            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 33,055
            4. Shared power to dispose or direct the disposition: 0

      (c) Transactions in the Shares by Ramius Fund III since April 24, 2006 are set forth in Schedule A and are incorporated by reference.

G. Admiral Advisors

      (a) As of May 3, 2006, as the investment manager of Starboard and the managing member of Parche, Admiral Advisors may be deemed the beneficial owner of (i) 3,797,693 Shares owned by Starboard and (ii) 932,244 Shares owned by Parche.

            Percentage: Approximately 6.7%

      (b)   1. Sole power to vote or direct vote: 4,729,937
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 4,729,937
            4. Shared power to dispose or direct the disposition: 0

      (c) Admiral Advisors has not entered into any transactions in the Shares since April 24, 2006.

H. Ramius Advisors

      (a) As of May 3, 2006, as the investment advisor of Ramius Master and Ramius Fund III, Ramius Advisors may be deemed the beneficial owner of 569,905 Shares owned by Ramius Master and 33,055 Shares owned by Ramius Fund III.

            Percentage: Less than 1%

      (b)   1. Sole power to vote or direct vote: 602,960
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 602,960
            4. Shared power to dispose or direct the disposition: 0

      (c) Ramius Advisors has not entered into any transactions in the Shares since April 24, 2006. The transactions in the Shares since April 24, 2006 on behalf of Ramius Master and Ramius Fund III, which, except as otherwise noted, were all in the open market, are set forth in Schedule A, and are incorporated by reference.

I. Ramius Capital

      (a) As of May 3, 2006, as the sole member of Admiral Advisors and Ramius Advisors (the investment manager of Ramius Master and Ramius Fund III) and as the investment manager of RCG Halifax and RCG Ambrose, Ramius Capital may be deemed the beneficial owner of (i) 3,797,693 shares owned by Starboard, (ii) 932,244 Shares owned by Parche, (iii) 128,674 Shares owned by RCG Ambrose, (iv) 133,919 Shares owned by RCG Halifax, (v) 569,905 Shares owned by Ramius Master and (vi) 33,055 Shares owned by Ramius Fund III.

CUSIP No. 78463B101                    13D                   Page 37 of 48 Pages

            Percentage: Approximately 7.9%

      (b)   1. Sole power to vote or direct vote: 5,595,490
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 5,595,490
            4. Shared power to dispose or direct the disposition: 0

      (c) Ramius Capital did not enter into any transactions in the Shares since April 24, 2006.

J. C4S

      (a) As of May 3, 2006, as the managing member of Ramius Capital, C4S may be deemed the beneficial owner of (i) 3,797,693 shares owned by Starboard, (ii) 932,244 Shares owned by Parche, (iii) 128,674 Shares owned by RCG Ambrose, (iv) 133,919 Shares owned by RCG Halifax, (v) 569,905 Shares owned by Ramius Master and (vi) 33,055 Shares owned by Ramius Fund III.

            Percentage: Approximately 7.9%

      (b)   1. Sole power to vote or direct vote: 5,595,490
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 5,595,490
            4. Shared power to dispose or direct the disposition: 0

      (c) C4S did not enter into any transactions in the Shares since April 24, 2006.

K. Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

      (a) As of May 3, 2006, as the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of (i) 3,797,693 shares owned by Starboard, (ii) 932,244 Shares owned by Parche, (iii) 128,674 Shares owned by RCG Ambrose, (iv) 133,919 Shares owned by RCG Halifax,
(v) 569,905 Shares owned by Ramius Master and (vi) 33,055 Shares owned by Ramius Fund III.. Each of Messrs. Cohen, Stark, Solomon and Strauss share voting and dispositive power with respect to the Shares owned by Starboard, Parche, RCG Ambrose, RCG Halifax, Ramius Master and Ramius Fund III by virtue of their shared authority to vote and dispose of such Shares. Messrs. Cohen, Stark, Solomon and Strauss disclaim beneficial ownership of such Shares.

            Percentage: Approximately 7.9%

      (b)   1. Sole power to vote or direct vote: 0
            2. Shared power to vote or direct vote: 5,595,490
            3. Sole power to dispose or direct the disposition: 0

CUSIP No. 78463B101                    13D                   Page 38 of 48 Pages

            4. Shared power to dispose or direct the disposition: 5,595,490

      (c) None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon have entered into any transactions in the Shares since April 24, 2006.

L. Barington Companies Equity

      (a) As of May 3, 2006, Barington Companies Equity beneficially owned 335,877 Shares.

            Percentage: Less than 1%

      (b)   1. Sole power to vote or direct vote: 335,877
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 335,877
            4. Shared power to dispose or direct the disposition: 0

      (c) Barington Companies Equity did not enter into any transactions in the Shares since April 24, 2006.

M. Barington Companies Investors

      (a) As of May 3, 2006, as the general partner of Barington Companies Equity, Barington Companies Investors may be deemed the beneficial owner of 335,877 Shares owned by Barington Companies Equity.

            Percentage: Less than 1%

      (b)   1. Sole power to vote or direct vote: 335,877
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 335,877
            4. Shared power to dispose or direct the disposition: 0

      (c) Barington Companies Investors did not enter into any transactions in the Shares since April 24, 2006.

N. Barington Companies Offshore

      (a) As of May 3, 2006, Barington Companies Offshore beneficially owned 508,515 Shares.

            Percentage: Less than 1%

      (b)   1. Sole power to vote or direct vote: 508,515
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 508,515
            4. Shared power to dispose or direct the disposition: 0

CUSIP No. 78463B101                    13D                   Page 39 of 48 Pages

      (c) Barington Companies Offshore did not enter into any transactions in the Shares since April 24, 2006.

O. Barington Investments

      (a) As of May 3, 2006, Barington Investments beneficially owned 119,582 Shares.

            Percentage: Less than 1%

      (b)   1. Sole power to vote or direct vote: 119,582
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 119,582
            4. Shared power to dispose or direct the disposition: 0

      (c) Barington Investments did not enter into any transactions in the Shares since April 24, 2006.

P. Barington Companies Advisors

      (a) As of May 3, 2006, as the investment advisor of Barington Companies Offshore and the general partner of Barington Investments, Barington Companies Advisors may be deemed the beneficial owner of (i) 508,515 Shares owned by Barington Companies Offshore and (ii) 119,582 Shares owned by Barington Investments.

            Percentage: Less than 1%

      (b)   1. Sole power to vote or direct vote: 628,097
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 628,097
            4. Shared power to dispose or direct the disposition: 0

      (c) Barington Companies Advisors did not enter into any transactions in the Shares since April 24, 2006.

Q. Barington Capital

      (a) As of May 3, 2006, as the majority member of Barington Companies Investors and the Managing Member of Barington Companies Advisors, Barington Capital may be deemed the beneficial owner of (i) 508,515 Shares owned by Barington Companies Offshore, (ii) 335,877 Shares owned by Barington Companies Equity and (iii) 119,582 Shares owned by Barington Investments.

            Percentage: Approximately 1.4%

      (b)   1. Sole power to vote or direct vote: 963,974
            2. Shared power to vote or direct vote: 0

CUSIP No. 78463B101                    13D                   Page 40 of 48 Pages

            3. Sole power to dispose or direct the disposition: 963,974
            4. Shared power to dispose or direct the disposition: 0

      (c) Barington Capital did not enter into any transactions in the Shares since April 24, 2006.

R. LNA

      (a) As of May 3, 2006, as the general partner of Barington Capital, LNA may be deemed the beneficial owner of (i) 508,515 Shares owned by Barington Companies Offshore, (ii) 335,877 Shares owned by Barington Companies Equity and
(iii) 119,582 Shares owned by Barington Investments.

            Percentage: Approximately 1.4%

      (b)   1. Sole power to vote or direct vote: 963,974
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 963,974
            4. Shared power to dispose or direct the disposition: 0

      (c) LNA did not enter into any transactions in the Shares since April 24, 2006.

S. Mr. Mitarotonda

      (a) As of May 3, 2006, as the sole stockholder and director of LNA Capital Corp., Mr. Mitarotonda may be deemed the beneficial owner of (i) 335,877 Shares owned by Barington Companies Equity, (ii) 508,515 Shares owned by Barington Companies Offshore and (iii) 119,582 Shares owned by Barington Investments. Mr. Mitarotonda disclaims beneficial ownership of such Shares.

            Percentage: Approximately 1.4%

      (b)   1. Sole power to vote or direct vote: 963,974
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 963,974
            4. Shared power to dispose or direct the disposition: 0

      (c) Mr. Mitarotonda did not enter into any transactions in the Shares since April 24, 2006. The number of Shares acquired by Barington Companies Equity, Barington Companies Offshore and Barington Investments since April 24, 2006 are set forth in Schedule A and are incorporated by reference.

T. Arcadia Partners

      (a) As of May 3, 2006, Arcadia Partners beneficially owned 75,000 Shares.

            Percentage: Less than 1%

CUSIP No. 78463B101                    13D                   Page 41 of 48 Pages

      (b)   1. Sole power to vote or direct vote: 75,000
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 75,000
            4. Shared power to dispose or direct the disposition: 0

      (c) Arcadia Partners did not enter into any transactions in the Shares since April 24, 2006.

U. Arcadia Capital

      (a) As of May 3, 2006, as the general partner of Arcadia Partners, Arcadia Capital may be deemed the beneficial owner of 75,000 Shares owned by Arcadia Partners.

            Percentage: Less than 1%

      (b)   1. Sole power to vote or direct vote: 75,000
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 75,000
            4. Shared power to dispose or direct the disposition: 0

      (c) Arcadia Capital did not enter into any transactions in the Shares since April 24, 2006.

V. Mr. Rofe

      (a) As of May 3, 2006, as the sole member of Arcadia Capital, Mr. Rofe may be deemed the beneficial owner of 75,000 Shares owned by Arcadia Partners. Mr. Rofe disclaims beneficial ownership of such Shares. In addition, Mr. Rofe personally owns 5,000 Shares.

            Percentage: Less than 1%

      (b)   1. Sole power to vote or direct vote: 77,138
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 77,138
            4. Shared power to dispose or direct the disposition: 0

      (c) Mr. Rofe Starboard has not acquired additional Shares since April 24, 2006.

      (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

      (e) Not applicable.

W. Messrs. Smith, Glidden, Terino, Mutch and Fox do not currently beneficially own any Shares.

CUSIP No. 78463B101                    13D                   Page 42 of 48 Pages

      The Reporting Persons do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

      Item 6 is hereby amended to add the following:

            On May 4, 2006, Starboard, Parche, RCG Ambrose, RCG Halifax, Ramius Master, Ramius Fund III, Admiral Advisors, Ramius Advisors, Ramius Capital, C4S, Mr. Cohen, Mr. Solomon, Mr. Stark, Mr. Strauss, Barington Companies Equity, Barington Companies Investors, Barington Companies Offshore, Barington Investments, Barington Companies Advisors, Barington Capital, LNA, Mr. Mitarotonda and Mr. Smith entered into a Joint Filing Agreement (the "Joint Filing Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 14 hereto and is incorporated herein by reference.

            Reference is made to the Settlement Agreement defined and described in Item 4.

      Item 7 is hereby amended to include the following exhibits:

            12. Settlement Agreement by and between S1 Corporation, on the one hand, and each of Starboard Value and Opportunity Master Fund Ltd., Ramius Master Fund, Ltd, Ramius Fund III, Ltd, Parche, LLC, RCG Ambrose Master Fund, Ltd., RCG Halifax Fund, Ltd., C4S & Co., L.L.C., Admiral Advisors, LLC, Ramius Advisors, LLC, Ramius Capital Group, L.L.C., Morgan B. Stark, Peter A. Cohen, Jeffrey M. Solomon, Thomas W. Strauss, Barington Companies Equity Partners, L.P., James A. Mitarotonda, Barington Companies Investors, LLC, Barington Companies Offshore Fund, Ltd. (BVI), Barington Investments, L.P., Barington Companies Advisors, LLC, Barington Capital Group, L.P., LNA Capital Corp., Arcadia Partners, L.P., Arcadia Capital Management, LLC, William J. Fox, Jeffrey C. Smith, Jeffrey Glidden, Richard Rofe, Edward Terino and John Mutch, dated May 3, 2006.

            13.   Press release, dated May 3, 2006.

            14.   Joint Filing Agreement, dated May 4, 2006.

CUSIP No. 78463B101                    13D                   Page 43 of 48 Pages

                                   SIGNATURES

            After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2006

STARBOARD VALUE AND                            RAMIUS MASTER FUND, LTD
OPPORTUNITY MASTER FUND LTD.                   By: Ramius Advisors, LLC
                                                   its investment manager
PARCHE, LLC                                    By: Ramius Capital Group, L.L.C.
By: Admiral Advisors, LLC,                         its managing member
    its managing member
                                               ADMIRAL ADVISORS, LLC
RCG AMBROSE MASTER FUND, LTD.                  By: Ramius Capital Group, L.L.C.,
By: Ramius Capital Group, L.L.C.,                  its managing member
    its investment manager
By: C4S & Co., L.L.C.,                         RAMIUS ADVISORS, LLC
    its managing member                        By: Ramius Capital Group, L.L.C.,
                                                   its managing member
RCG HALIFAX FUND, LTD.
By: Ramius Capital Group, L.L.C.,              RAMIUS CAPITAL GROUP, L.L.C.
    its investment manager                     By: C4S & Co., L.L.C.,
By: C4S & Co., L.L.C.,                             as managing member
    its managing member
                                               C4S & CO., L.L.C.
RAMIUS FUND III, LTD
By: Ramius Advisors, LLC
    its investment manager

By: Ramius Capital Group, LLC
    its managing member


                           By: /s/ Morgan B. Stark
                               ---------------------------
                               Name: Morgan B. Stark
                               Title: Authorized Signatory

MORGAN B. STARK


/s/ MORGAN B. STARK
---------------------------------
Individually and as attorney-in-fact for
Peter A. Cohen, Jeffrey M. Solomon and
Thomas W. Strauss

CUSIP No. 78463B101                    13D                   Page 44 of 48 Pages

BARINGTON COMPANIES EQUITY PARTNERS, L.P.
By: Barington Companies Investors, LLC,
    its general partner


By: /s/ James A. Mitarotonda
    --------------------------------
Name:  James A. Mitarotonda
Title: Managing Member


BARINGTON COMPANIES INVESTORS, LLC


By: /s/ James A. Mitarotonda
    --------------------------------
Name:  James A. Mitarotonda
Title: Managing Member


/s/ James A. Mitarotonda
---------------------------------
James A. Mitarotonda


BARINGTON COMPANIES OFFSHORE FUND, LTD. (BVI)


By: /s/ James A. Mitarotonda
    --------------------------------
Name:  James A. Mitarotonda
Title: President


BARINGTON INVESTMENTS, L.P.
By: Barington Companies Advisors, LLC,
    its general partner


By: /s/ James A. Mitarotonda
    --------------------------------
Name:  James A. Mitarotonda
Title: Authorized Signatory


BARINGTON COMPANIES ADVISORS, LLC


By: /s/ James A. Mitarotonda
    --------------------------------
Name:  James A. Mitarotonda
Title: Authorized Signatory


BARINGTON CAPITAL GROUP, L.P.
By: LNA Capital Corp., its general
    partner


By: /s/ James A. Mitarotonda
    --------------------------------
Name:  James A. Mitarotonda
Title: President and Chief Executive Officer

CUSIP No. 78463B101                    13D                   Page 45 of 48 Pages

LNA CAPITAL CORP.


By: /s/ James A. Mitarotonda
    --------------------------------
Name:  James A. Mitarotonda
Title: President and Chief Executive Officer


ARCADIA PARTNERS, L.P.
By: Arcadia Capital Management, LLC, its general
    partner


By: /s/ Jeffrey C. Smith
    --------------------------------
    Jeffrey C. Smith, as attorney-in-fact for Richard Rofe, Sole Member


ARCADIA CAPITAL MANAGEMENT, LLC


By: /s/ Jeffrey C. Smith
    --------------------------------
    Jeffrey C. Smith, as attorney-in-fact for Richard Rofe, Sole Member


/s/ William J. Fox
---------------------------------
William J. Fox


JEFFREY C. SMITH


/s/ JEFFREY C. SMITH
---------------------------------
Individually and as attorney-in-fact for
Jeffrey Glidden, Richard Rofe, Edward Terino and John Mutch

CUSIP No. 78463B101                    13D                   Page 46 of 48 Pages

                                  EXHIBIT INDEX

12. Settlement Agreement, dated May 3, 2006.                        Exhibit 99.1

13. Press release, dated May 3, 2006.                               Exhibit 99.2

14. Joint Filing Agreement, dated May 4, 2006.                      Exhibit 99.3

CUSIP No. 78463B101                    13D                   Page 47 of 48 Pages

SCHEDULE A

                 Transactions in the Shares Since April 24, 2006

Shares of Common Stock              Price Per                     Date of
  Purchased / (Sold)                 Share($)                 Purchase / Sale

                                 RAMIUS FUND III

       33,055                       5.1700(1)                      5/1/06

                                  RAMIUS MASTER

      (33,055)                      5.1700(2)                      5/1/06

----------
(1) The shares reported as acquired by Ramius Fund III, Ltd and sold by Ramius Master Fund, Ltd. were acquired by Ramius Fund III, Ltd from Ramius Master Fund, Ltd. as a distribution in kind on May 1, 2006. The price per unit for these 33,055 shares on the date of distribution was $5.1700.

CUSIP No. 78463B101                    13D                   Page 48 of 48 Pages

SCHEDULE B

                    Directors and Officers of Ramius Fund III

Name and Position                Principal Occupation                      Principal Business Address
-----------------                --------------------                      --------------------------
Morgan B. Stark                  Managing Member of C4S & Co., LLC,        666 Third Avenue
Director                         which is the Managing Member of Ramius    26th Floor
                                 Capital Group, LLC                        New York, New York 10017

Marran Ogilvie                   General Counsel of Ramius Capital         666 Third Avenue
Director                         Group, LLC                                26th Floor
                                                                           New York, New York 10017

CFS Company Ltd.                 Nominee Company registered with Cayman    c/o Citco Fund Services (Cayman
Director                         Islands Monetary Authority and is         Islands) Limited
                                 affiliated with Administrator of the      Corporate Center
                                 Fund                                      West Bay Road
                                                                           Grand Cayman, Cayman Islands
                                                                           British West Indies

CFS Corporation Ltd.             Affiliate of the Administrator of the     c/o Citco Fund Services (Cayman
Secretary                        Fund                                      Islands) Limited
                                                                           Corporate Center
                                                                           West Bay Road
                                                                           Grand Cayman, Cayman Islands
                                                                           British West Indies
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